# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

07021913

2 March 2007

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 March 2007, Re: Monthly Announcement pursuant to Paragraph 3.1 (b) of the Amended Practice Note No. 17/2005 ("PN17") issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

# General Announcement

Ownership transfer to **AMSTEEL** on **01/03/2007 06:02:22 PM**
Reference No **AA-070301-7254E**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **CHAN POH LAN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Monthly Announcement Pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("PN17") issued by Bursa Malaysia Securities Berhad**

* **Contents :-**

We refer to the announcement dated 8 May 2006 made by Amsteel Corporation Berhad ("Amsteel" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN17 and the announcement dated 26 February 2007 in relation to the notice to show cause on the de-listing of the securities of the Company ("Notice").

Pursuant to the Notice, the Company has been accorded five market days to make written representations to Bursa Malaysia Securities Berhad ("Bursa Securities") from the date of receipt of the Notice as to why its securities should not be de-listed from the Official List of Bursa Securities. In relation thereto, the Board of Directors of Amsteel hereby announce that the Company will be making written representations to Bursa Securities. The Company is working together with its advisers on a plan to regularise its financial condition and the relevant announcements will be made accordingly.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

0 1 MAR 2007



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